                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

      Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of
                       The Securities Exchange Act of 1934

                          For the month of August, 2009

                                   TEFRON LTD.
                 (Translation of registrant's name into English)

            IND. CENTER TERADYON, P.O. BOX 1365, MISGAV 20179, ISRAEL
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F [X]     Form 40-F [_]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes [_]     No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

Attached hereto and incorporated by reference herein are unofficial translations of:

     1.   the restated financial statements of the Registrant for the first quarter of 2009, which have been filed with the Israeli Securities
          Authority. The financial statements for the first quarter 2009 submitted to the SEC on Form 6-K June 1, 2009 should be disregarded.

     2.   the Registrant's Board of Directors Report on the State of the
          Corporate Affairs as of March 31, 2009, revised to reflect the restated financial statements, which has been filed with the Israeli
          Securities Authority.

This Form 6-K is hereby incorporated by reference into Tefron Ltd.'s
Registration Statement on Form F-3 (Registration No. 333-128847) and it's
Registration Statements on Form S-8 (Registration Nos. 333-139021 and
333-111932).

                                       2

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                          TEFRON LTD.
                                          (Registrant)

                                          By: /s/ Eran Rotem
                                          ------------------
                                          Eran Rotem
                                          Chief Financial Officer

                                          By: /s/ Adi Livneh
                                          ------------------
                                          Adi Livneh
                                          Chief Executive Officer

Date: August 24, 2009

                                       3

                        TEFRON LTD. AND ITS SUBSIDIARIES

                    INTERIM CONSOLIDATED FINANCIAL STATEMENTS

                              AS OF MARCH 31, 2009

                                    UNAUDITED

                            U.S. dollars in thousands

                        TEFRON LTD. AND ITS SUBSIDIARIES

                    INTERIM CONSOLIDATED FINANCIAL STATEMENTS

                              AS OF MARCH 31, 2009

                            U.S. DOLLARS IN THOUSANDS

                                    UNAUDITED

                                      INDEX

                                                                        PAGE
                                                                       ------

Review report of Independent Registered Public Accounting Firm          F-2

Consolidated Balance Sheets                                          F-3 - F-4

Consolidated Statements of Income                                       F-5

Consolidated Statements of Comprehensive Income                         F-6

Consolidated Statements of Changes in Equity                            F-7

Consolidated Statements of Cash Flows                                F-8 - F-9

Notes to Interim Consolidated Financial Statements                  F-10 - F-17

KOST FORER GABBAY & KASIERER 2 Pal-Yam Ave. Haifa 33095, Israel Tel: 972 (4)8654000 Fax: 972(3) 5633443 www.ey.com.il

          AUDITORS' REPORT ON REVIEW TO THE SHAREHOLDERS OF TEFRON LTD.

INTRODUCTION

We have reviewed the accompanying financial information of Tefron Ltd. and its subsidiaries ("the Group"), which comprises the condensed consolidated balance sheet as of March 31, 2009 and the related condensed consolidated statements of income, comprehensive income, changes in equity and cash flows for the three-month period then ended. The Company's board of directors and management are responsible for the preparation and presentation of interim financial information for this period in accordance with IAS 34, "Interim Financial
Reporting" and are responsible for the preparation of this interim financial information in accordance with Chapter D of the Securities Regulations (Periodic and Immediate Reports), 1970. Our responsibility is to express a conclusion on this interim financial information based on our review.

SCOPE OF REVIEW

We conducted our review in accordance with Review Standard 1 of the Institute of
Certified Public Accountants in Israel, "Review of Interim Financial Information
Performed by the Independent Auditor of the Entity." A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards in Israel and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

CONCLUSION

Based on our review, nothing has come to our attention that causes us to believe that the accompanying interim financial information is not prepared, in all material respects, in accordance with IAS 34.

In addition to the abovementioend, based on our review, nothing has come to our attention that causes us to believe that the accompanying interim financial information does not comply, in all material respects, with the disclosure requirements of Chapter D of the Securities Regulations (Periodic and Immediate
Reports), 1970.

Without qualifying our conclusion above, we draw attention to note 3 to the financial statements, regarding reconciliation of restatements of the financial information for the period ended March 31, 2009 in order to reflect retrospectively a record of expenses in the cost of sales due to a mistake and its repercussions as mentioned in the note.

This report on review is replacing the report on review from May 31, 2009.

We consent to include this report on review in the prospectus with the Israeli
Securities Authority for the Company's rights offering intended to be filed in
August, 2009.

Haifa, Israel                                  KOST FORER GABBAY & KASIERER
August 20, 2009                              A Member of Ernst & Young Global

                                      F - 2

                                                                     TEFRON LTD.
CONSOLIDATED BALANCE SHEETS
--------------------------------------------------------------------------------

                                                        MARCH 31,
                                                -------------------------     DECEMBER 31,
                                                   2009           2008           2008
                                                ----------     ----------     ----------
                                                        UNAUDITED               AUDITED
                                                -------------------------     ----------
                                                          DOLLARS IN THOUSANDS
                                                ----------------------------------------

ASSETS

CURRENT ASSETS:

  Cash and cash equivalents                     $      211     $    1,371     $    1,566
  Short-term investments                             1,149          7,267            847
  Trade receivables, net                            30,595         38,810         23,446
  Other current assets                               4,312          3,263          4,558
  Inventories                                       26,026         33,937         32,125
                                                ----------     ----------     ----------

                                                    62,293         84,648         62,542
                                                ----------     ----------     ----------

NON-CURRENT ASSETS:

  Marketable securities                                  -          1,277              -
  Subordinated note receivable                       2,400          3,000          2,700
  Property, plant and equipment, net                62,613         72,190         64,469
  Goodwill and other intangible assets, net          1,921            635          2,021
                                                ----------     ----------     ----------

                                                    66,934         77,102         69,190
                                                ----------     ----------     ----------

                                                $  129,227     $  161,750     $  131,732
                                                ==========     ==========     ==========

     The accompanying notes are an integral part of the interim consolidated financial statements.

                                      F - 3

                                                                     TEFRON LTD.
CONSOLIDATED BALANCE SHEETS
--------------------------------------------------------------------------------

                                                           MARCH 31,
                                                  --------------------------      DECEMBER 31,
                                                     2009            2008            2008
                                                  ----------      ----------      ----------
                                                           UNAUDITED               AUDITED
                                                  --------------------------      ----------
                                                            DOLLARS IN THOUSANDS
                                                  ------------------------------------------

LIABILITIES AND EQUITY

CURRENT LIABILITIES:

  Short-term loans (including current portion
    of long-term loans)                           $   24,262      $    4,161      $   24,809
  Trade payables                                      24,769          32,305          25,167
  Other current liabilities                            6,970          10,179           7,636
                                                  ----------      ----------      ----------

                                                      56,001          46,645          57,612
                                                  ----------      ----------      ----------

NON-CURRENT LIABILITIES:

  Long-term loans from banks                               -          14,480               -
  Employee benefit liabilities, net                    1,413           1,635           2,169
  Deferred taxes, net                                  6,688          11,122           6,897
  Other non-current liabilities                        1,432               -           1,309
                                                  ----------      ----------      ----------

                                                       9,533          27,237          10,375
                                                  ----------      ----------      ----------

EQUITY ATTRIBUTABLE TO HOLDERS OF THE PARENT:

  Share capital                                        7,518           7,518           7,518
  Additional paid-in capital                         107,161         106,927         107,104
  Accumulated deficit                                (43,594)        (18,532)        (43,739)
  Treasury shares                                     (7,408)         (7,408)         (7,408)
  Other capital reserves                                (231)           (637)             23
                                                  ----------      ----------      ----------

                                                      63,446          87,868          63,498
  Minority interest                                      247               -             247
                                                  ----------      ----------      ----------

TOTAL EQUITY                                          63,693          87,868          63,745
                                                  ----------      ----------      ----------

                                                  $  129,227      $  161,750      $  131,732
                                                  ==========      ==========      ==========

    August 20, 2009
-----------------------   ---------------------    -----------------------    -----------------------
Date of approval of the      Ya'akov Gelbard             Adi Livneh                 Eran Rotem
 financial statements     Chairman of the Board    Chief Executive Officer    Chief Financial Officer

     The accompanying notes are an integral part of the interim consolidated financial statements.

                                     F - 4

                                                                     TEFRON LTD.
CONSOLIDATED STATEMENTS OF INCOME
--------------------------------------------------------------------------------

                                                     THREE MONTHS ENDED
                                                           MARCH 31,              YEAR ENDED
                                                  --------------------------      DECEMBER 31,
                                                     2009            2008            2008
                                                  ----------      ----------      ----------
                                                          UNAUDITED                AUDITED
                                                  --------------------------      ----------
                                                  DOLLARS IN THOUSANDS (EXCEPT PER SHARE DATA)
                                                  ------------------------------------------

Sales                                             $   46,985      $   50,942      $  173,829
Cost of sales                                         41,520          44,437         167,557
                                                  ----------      ----------      ----------

Gross profit                                           5,465           6,505           6,272

Selling and marketing expenses                         4,507           4,659          16,959
General and administrative expenses                    1,291           1,543           6,406
Impairment of property, plant and equipment                -               -           2,135
                                                  ----------      ----------      ----------

Operating income (loss)                                 (333)            303         (19,228)

Financial income                                      (1,823)           (176)           (319)
Financial expenses                                     1,329           1,357           3,347
                                                  ----------      ----------      ----------

Financial expenses (income), net                        (494)          1,181           3,028
                                                  ----------      ----------      ----------

Income (loss) before taxes on income                     161            (878)        (22,256)
Taxes on income (tax benefit)                             16            (308)         (4,677)
                                                  ----------      ----------      ----------

Net income (loss)                                 $      145      $     (570)     $  (17,579)
                                                  ==========      ==========      ==========

NET EARNINGS (LOSS) PER SHARE ATTRIBUTABLE TO
  EQUITY HOLDERS OF THE PARENT (IN DOLLARS):

Basic and diluted earning (loss) per share        $      0.1      $     (0.3)     $     (8.3)
                                                  ==========      ==========      ==========

     The accompanying notes are an integral part of the interim consolidated financial statements.

                                     F - 5

                                                                     TEFRON LTD.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
--------------------------------------------------------------------------------

                                                             THREE MONTHS ENDED
                                                                   MARCH 31,              YEAR ENDED
                                                          --------------------------      DECEMBER 31,
                                                             2009            2008            2008
                                                          ----------      ----------      ----------
                                                                  UNAUDITED                 AUDITED
                                                          --------------------------      ----------
                                                                     DOLLARS IN THOUSANDS
                                                          ------------------------------------------

Net income (loss)                                         $      145      $     (570)     $  (17,579)
                                                          ----------      ----------      ----------

Other Comprehensive Loss:

 Realized gain on cash flow hedging transactions, net            (44)           (319)           (445)
 Realized loss (gain) on short-term investments                    -               -              77
 Unrealized gain on cash flow hedging transactions,
   net                                                          (512)           (631)             23
 Unrealized gain (loss) on short-term investments                302             (55)              -
 Actuarial loss on defined benefit plans, net                      -               -            (198)
                                                          ----------      ----------      ----------

 Other comprehensive loss, net                                  (254)         (1,005)           (543)
                                                          ----------      ----------      ----------

Total comprehensive loss                                  $     (109)     $   (1,575)     $  (18,122)
                                                          ==========      ==========      ==========

     The accompanying notes are an integral part of the interim consolidated financial statements.

                                     F - 6

                                                                     TEFRON LTD.
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
--------------------------------------------------------------------------------

                                            ADDITIONAL                              OTHER
                                  SHARE      PAID-IN    ACCUMULATED   TREASURY     CAPITAL                   MINORITY     TOTAL
                                 CAPITAL      CAPITAL     DEFICIT      SHARES      RESERVES       TOTAL      INTEREST    EQUITY
                                 --------    --------    --------     --------     --------     --------     --------    --------
                                                                       DOLLARS IN THOUSANDS
                                 ------------------------------------------------------------------------------------------------

BALANCE AS OF JANUARY 1, 2009
  (AUDITED)                      $  7,518    $107,104    $(43,739)    $ (7,408)    $     23     $ 63,498     $    247    $ 63,745

Total comprehensive income
  (loss)                                -           -         145            -         (254)        (109)           -        (109)

Share-based payment                     -          57           -            -            -           57            -          57
                                 --------    --------    --------     --------     --------     --------     --------    --------

BALANCE AS OF MARCH 31, 2009
  (UNAUDITED)                    $  7,518    $107,161    $(43,594)    $ (7,408)    $   (231)    $ 63,446     $    247    $ 63,693
                                 ========    ========    ========     ========     ========     ========     ========    ========

                                                 ADDITIONAL
                                    SHARE         PAID-IN       ACCUMULATED     TREASURY     OTHER CAPITAL
                                   CAPITAL        CAPITAL         DEFICIT        SHARES         RESERVES          TOTAL
                                  ----------     ----------     ----------      ----------      ----------      ----------
                                                                   DOLLARS IN THOUSANDS
                                  ----------------------------------------------------------------------------------------

BALANCE AS OF JANUARY 1, 2008
  (AUDITED)                       $    7,518     $  106,864     $  (17,962)     $   (7,408)     $      368      $   89,380

Total comprehensive loss                   -              -           (570)              -          (1,005)         (1,575)

Share-based payment                        -             63              -               -               -              63
                                  ----------     ----------     ----------      ----------      ----------      ----------

BALANCE AS OF MARCH 31, 2008
  (UNAUDITED)                     $    7,518     $  106,927     $  (18,532)     $   (7,408)     $     (637)     $   87,868
                                  ==========     ==========     ==========      ==========      ==========      ==========

                                            ADDITIONAL                              OTHER
                                  SHARE      PAID-IN    ACCUMULATED   TREASURY     CAPITAL                   MINORITY     TOTAL
                                 CAPITAL      CAPITAL     DEFICIT      SHARES      RESERVES       TOTAL      INTEREST    EQUITY
                                 --------    --------    --------     --------     --------     --------     --------    --------
                                                                       DOLLARS IN THOUSANDS
                                 ------------------------------------------------------------------------------------------------

BALANCE AS OF JANUARY 1, 2008
  (AUDITED)                      $  7,518    $106,864    $(17,962)    $ (7,408)    $    368     $ 89,380     $      -    $ 89,380

Total comprehensive loss                -           -     (17,777)           -         (345)     (18,122)           -     (18,122)

Share-based payment                     -         240           -            -            -          240          247         487
Dividends paid                          -           -      (8,000)           -            -       (8,000)           -      (8,000)
                                 --------    --------    --------     --------     --------     --------     --------    --------

BALANCE AS OF DECEMBER 31,
  2008 (AUDITED)                 $  7,518    $107,104    $(43,739)    $ (7,408)    $     23     $ 63,498     $    247    $ 63,745
                                 ========    ========    ========     ========     ========     ========     ========    ========

     The accompanying notes are an integral part of the interim consolidated financial statements.

                                     F - 7

                                                                     TEFRON LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS
--------------------------------------------------------------------------------

                                                                        THREE MONTHS ENDED
                                                                              MARCH 31,         YEAR ENDED
                                                                       ---------------------    DECEMBER 31,
                                                                         2009         2008         2008
                                                                       --------     --------     --------
                                                                             UNAUDITED           AUDITED
                                                                       ---------------------     --------
                                                                              DOLLARS IN THOUSANDS
                                                                       ----------------------------------

OPERATING ACTIVITIES:

Net income (loss)                                                      $    145     $   (570)    $(17,579)
                                                                       --------     --------     --------

Adjustments to reconcile net income (loss) to net cash provided by
  (used in) operating activities:

Adjustments to the profit or loss items:
Depreciation of property, plant and equipment and intangible assets       2,213        2,167        8,925
Impairment of property, plant and equipment                                   -            -        2,135
Inventories write-off                                                       480          275        4,523
Impairment of marketable securities                                           -            -          553
Share-based payment expense                                                  57           63          487
Loss (gain) from sale of property, plant and equipment                      (17)          (6)         188
Gain from sale of marketable securities                                       -          (22)         (22)
Deferred taxes, net                                                        (209)      (1,076)      (5,558)
Change in employee benefit liabilities, net                                (756)         150          420
Interest and amortization of marketable securities                            -         (202)        (263)
Accrual of interest on deposits                                               -          (68)         (75)
Taxes on income                                                             239            -            -
Financial expenses, net                                                     256          382        1,638
                                                                       --------     --------     --------

                                                                            263        1,663       12,951
                                                                       --------     --------     --------
Changes in asset and liability items:

Decrease (increase) in trade receivables                                 (7,149)      (9,777)       5,587
Decrease in other accounts receivable and prepared expenses                 499        1,635          488
Decrease (increase) in inventories                                        5,619         (419)      (3,051)
Increase (decrease) in trade payables                                      (398)       2,585       (4,553)
Increase (decrease) in other current liabilities                         (1,099)         618          (96)
                                                                       --------     --------     --------

                                                                         (2,528)      (5,358)      (1,625)
                                                                       --------     --------     --------
Cash paid and received during the period for:

Interest paid                                                              (225)        (373)      (1,528)
Interest received                                                            16           33           63
Taxes paid                                                                 (239)           -            -
                                                                       --------     --------     --------

                                                                           (448)        (340)      (1,465)
                                                                       --------     --------     --------

Net cash used in operating activities                                  $   (568)    $ (4,605)    $ (7,718)
                                                                       --------     --------     --------

     The accompanying notes are an integral part of the interim consolidated financial statements.

                                     F - 8

                                                                     TEFRON LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS
--------------------------------------------------------------------------------

                                                              THREE MONTHS ENDED
                                                                   MARCH 31,           YEAR ENDED
                                                            ----------------------     DECEMBER 31,
                                                              2009          2008          2008
                                                            --------      --------      --------
                                                                   UNAUDITED            AUDITED
                                                            ----------------------      --------
                                                                    DOLLARS IN THOUSANDS
                                                            ------------------------------------

INVESTING ACTIVITIES:

Purchase of property, plant and equipment                   $   (232)     $ (1,344)     $ (3,151)
Purchase of intangible assets                                    (26)          (96)         (223)
Acquisition of business (a)                                        -             -          (300)
Proceeds from sale of property, plant and equipment               18             6            35
Proceeds from sale of marketable securities, net                   -         1,582         5,914
Proceeds from maturity of short - term investments                 -         4,125         7,138
                                                            --------      --------      --------

Net cash provided by (used in) investing activities             (240)        4,273         9,413
                                                            --------      --------      --------

FINANCING ACTIVITIES:

Short-term credit from banks, net                                491             -         9,323
Repayment of long-term loans                                  (1,038)       (6,681)       (9,836)
Proceeds from long-term loans                                      -         6,000         6,000
Dividends paid  to shareholders                                    -             -        (8,000)
                                                            --------      --------      --------

Net cash used in financing activities                           (547)         (681)       (2,513)
                                                            --------      --------      --------

Decrease in cash and cash equivalents                         (1,355)       (1,013)         (818)

Cash and cash equivalent at the beginning of the period        1,566         2,384         2,384
                                                            --------      --------      --------

Cash and cash equivalent at the end of the period           $    211      $  1,371      $  1,566
                                                            ========      ========      ========

(a)       ACQUISITION OF BUSINESS:

          Assets and liabilities of business as of
           acquisition date:

          Order backlog                                      $      -     $      -     $    264
          Customer relationships                                    -            -        1,029
          Goodwill                                                  -            -          344
          Deferred tax liability                                    -            -         (323)
                                                             --------     --------     --------
          Total                                                     -            -        1,314
          Contingent consideration                                  -            -       (1,014)
                                                             --------     --------     --------
                                                                    -            -          300
                                                             ========     ========     ========
(b)       SUPPLEMENT DISCLOSURE OF NON-CASH INVESTING
          ACTIVITIES:

          Contingent consideration relating to acquisition
          of business activity (see (a) above)               $      -     $      -     $  1,014
                                                             ========     ========     ========

     The accompanying notes are an integral part of the interim consolidated financial statements.

                                     F - 9

                                                                     TEFRON LTD.
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 1: - GENERAL

     These financial statements have been prepared in a condensed format as of
     March 31, 2009 and for the three month period then ended ("Interim consolidated financial statements"). These financial statements should be read in conjunction with the Company's annual financial statements as of
     December 31, 2008 and for the year then ended and accompanying notes
     ("annual financial statements").

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES

     a.   Basis of preparation of the interim consolidated financial statements:

          The interim consolidated financial statements have been prepared in accordance with generally accepted accounting principles for the preparation of financial statements for interim periods, as prescribed in IAS 34 "Interim Financial Reporting", as well as in accordance with the disclosure requirements of Chapter D of the Securities Regulations
          (Periodic and Immediate Reports), 1970.

          The significant accounting policies and methods of computation adopted in the preparation of the interim consolidated financial statements are consistent with those followed in the preparation of the annual financial statements, except for the noted below:

          IAS 1 (REVISED) - PRESENTATION OF FINANCIAL STATEMENTS:

          IAS 1 (Revised) introduces an additional statement, "statement of comprehensive income". The statement may be presented as a separate statement which includes net income and all items carried in the reported period directly to equity that do not result from transactions with the shareholders in their capacity as shareholders
          (other comprehensive income) such as adjustments arising from translating the financial statements of foreign operations, fair value adjustments of available-for-sale financial assets, changes in revaluation reserve of fixed assets and etc. and the tax effect of these items carried directly to equity, with allocation between the
          Company and the minority interests. Alternatively, the items of other comprehensive income may be displayed along with the items of the statement of income in a single statement entitled "statement of comprehensive income" which replaces the statement of income, while properly allocated between the Company and the minority interests.
          Items carried to equity resulting from transactions with the shareholders in their capacity as shareholders (such as capital issues, dividend distribution etc.) will be disclosed in the statement of changes in equity as will the summary line carried forward from the statement of comprehensive income, with allocation between the Company and the minority interests.

          IAS 1 (Revised) also requires entities to present a balance sheet as of the beginning of the comparative period when the entity has applied an accounting policy retrospectively, makes a retrospective restatement or reclassifies items in the annual financial statements.

          The revision was adopted on January 1, 2009 with a retrospective restatement of comparative figures.

                                     F - 10

                                                                     TEFRON LTD.
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (CONT.)

     a.   Basis of preparation of the interim consolidated financial statements:
          (Cont.)

          IFRS 2 (REVISED) - SHARE-BASED PAYMENT:

          Pursuant to an amendment to IFRS 2, the definition of vesting terms will only include service conditions and performance conditions and the cancellation of a grant that includes non-vesting conditions by the Company or the counterparty, will be accounted for by way of acceleration of vesting and not by forfeiture.

          Conditions that are other than service and performance conditions will be viewed as non-vesting conditions and must therefore be taken into account when estimating the fair value of the instrument granted.

          This amendment was adopted on January 1, 2009. The initial adoption of the Standard did not have any material effect on the interim consolidated financial statements.

     b.   Standards issued but not yet effective:

          IAS 1 - PRESENTATION OF FINANCIAL STATEMENTS:

          The amended IAS 1 ("the amendment") deals with current or non-current classification of the liability component of a convertible instrument.
          Pursuant to the amendment, terms of a liability that can, at the option of the counterparty, be settled by the issue of the entity's equity instruments do not affect its classification as current or non-current. The amendment will be prospectively adopted starting from the financial statements for periods beginning on January 1, 2010.
          Earlier application is permitted.

          The Company believes that the effect of the amendment on its financial position, operating results and cash flows is not expected be material.

          IAS 36 - IMPAIRMENT OF ASSETS:

          The amended IAS 36 ("the amendment") defines the required accounting unit to which goodwill will be allocated for impairment testing of goodwill. Pursuant to the amendment, the largest unit permitted for impairment testing of goodwill acquired in a business combination is an operating segment as defined in IFRS 8, "Operating Segments" before the aggregation for reporting purposes. The amendment will be prospectively adopted starting from the financial statements for periods beginning on January 1, 2010. Earlier application is permitted.

          The Company believes that the effect of the amendment on its financial position, operating results and cash flows is not expected be material.

                                     F - 11

                                                                     TEFRON LTD.
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 3:- RESTATEMENT

          As a result of the restatement of the financial statements of a subsidiary for the three-month period ended March 31, 2009, these financial statements include a restatement of cost of sales.

          The financial statements have been adjusted so as to retrospectively reflect the amended recording of cost of sales, which had been too low. Expenses of a subsidiary in the USA, amounting to $653 thousand, for purchase of goods sold in the first quarter of 2009, were not recorded in these financial statements by mistake, and were added by way of restatement, as noted above.

          Furthermore, due to the fact that the Company is re-filing these financial statements, and due to failure by the Company to comply with one of the financial covenants as set forth in Note 5d, the Company has reclassified its long-term loans under current liabilities.

          Below is the effect of the amendment on the relevant items:

                                                                                         AS
                                                                                     PRESENTED
                                                                                      IN THESE
                                                    AS PREVIOUSLY                    FINANCIAL
                                                       REPORTED      ADJUSTMENT      STATEMENTS
                                                      ----------     ----------      ----------
                                                     DOLLARS IN THOUSANDS (EXCEPT PER SHARE DATA)
                                                      -----------------------------------------

AS OF MARCH 31, 2009:

Current liabilities:
Short-term loans                                          13,965         10,297          24,262
                                                      ==========     ==========      ==========
Trade payables                                            24,116            653          24,769
                                                      ==========     ==========      ==========
Other current liabilities                                  7,135           (165)          6,970
                                                      ==========     ==========      ==========
Non-current liabilities:
Long-term loans from banks                                10,297        (10,297)              -
                                                      ==========     ==========      ==========
Equity:
Accumulated deficit                                      (43,106)          (488)        (43,594)
                                                      ==========     ==========      ==========

THREE MONTHS ENDED MARCH 31, 2009:

Cost of sales                                             40,867            653          41,520
                                                      ==========     ==========      ==========
Taxes on income                                              181           (165)             16
                                                      ==========     ==========      ==========
Net income                                                   633           (488)            145
                                                      ==========     ==========      ==========
Basic and diluted earnings per share (in Dollars)            0.3           (0.2)            0.1
                                                      ==========     ==========      ==========

NOTE 4:- SEASONALITY OF OPERATIONS

          In the intimate apparel and active wear products, the Company does not identify seasonality. In the swimwear products most of the Company's sales are made between December and May. The operating results shall be viewed considering this seasonality.

                                     F - 12

                                                                     TEFRON LTD.
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 5:- SIGNIGICANT EVENTS IN THE STATEMENT PERIOD

     a.   STRUCTURAL CHANGES

          In order to streamline our management, operations and our arrangements with customers and suppliers, during January 2009 the Company transferred all of its Cut & Sew active wear and intimate apparel activity to its subsidiary, Hi-Tex, while maintaining the swimwear activity in Macro. For this purpose, Tefron transferred most of its assets to Hi-Tex against an allocation of additional shares in Hi-Tex and in an exempt transaction, pursuant to Section 104 of the Income
          Tax Ordinance.

     b.   REVERSE SPLIT OF ORDINARY SHARES

          On January 20, 2009, a special General Meeting approved a reverse split of Company share capital, such that each 10 ordinary shares of
          NIS 1 par value would be converted into one ordinary share of NIS 10 par value. The effective date for this reverse split was January 22,
          2009 at trading start on the Tel Aviv Stock Exchange. Earnings (loss)
          per share have been retrospectively adjusted in the Company's financial statements - see also Note 19a. Furthermore, the General
          Meeting of shareholders approved an increase in the Company's authorized share capital, from 49,995,500 shares of NIS 1 par value each to 69,995,500 shares of NIS 1 par value each, at values prior to the reverse split of share capital, or from 4,999,550 shares of NIS 10 par value each to 6,999,550 shares of NIS 10 par value each in values subsequent to the reverse-split of share capital. The Company's
          Articles of Incorporation and Bylaws were amended accordingly.

     c.   EFFICIENCY PLAN

          During February 2009, the Company decided upon the implementation of a comprehensive efficiency plan. Included in this, the Company decided upon the streamlining of its production array via the concentration of a number of production sites operating in Jordan into fewer and larger production sites, the improvement of the measure of exploitation of sewing ability and a reduction in the cost of sewing, changes in the development processes (in order to meet the production dictates already at the development stage), the assimilation of an advanced quality assurance system with exact feedback on the production process, a reduction in the time gaps between the various production stages toward shortening the supply time to the customer, reducing the levels of depreciation and reducing manpower at the Company by some
          15%.

                                     F - 13

                                                                     TEFRON LTD.
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 5:- SIGNIGICANT EVENTS IN THE STATEMENT PERIOD (CONT.)

     d.   MEETING FINANCIAL COVENANTS

          As of December 31, 2008 and as of March 31, 2009, the Company has not
          met one of the financial covenants determined in the long-term loan agreements with the banks. As such, the Company has classified these loans and presented them as of December 31, 2008 and as of March 31,
          2009 as part of the current liabilities in accordance with the instructions of IAS 1. On March and August 2009, waivers were received from all the banks, and in accordance with them, it was approved that the Company's failure to meet the aforementioned financial covenants does not constitute and shall not constitute a pretext for making the credit provided to the Company available for immediate repayment.

          On August 2009, one of the covenants, which the Company is required to, was updated in a way that from now on the Company is required to a total equity not lower than 45 million Dollars, compared to 40 million
          Dollars in the past. In addition, the Company committed to not pay dividends to its shareholders until and including the end of year
          2011, without an early permission from the banks.

NOTE 6:- OPERATING SEGMENTS

     a.   General:

          For management purposes, the Group is organized into business units based on their products and services, and has two operating segments as follows:

          Seamless Apparel  -   Design, development, manufacturing and sale of
          ("Seamless")          intimate apparel and active wear using the
                                "seamless" method.

          Knitted Apparel   -   Design, development, manufacturing and sale of
          ("Cut & Sew")         intimate apparel, swimwear and active wear using
                                the "cut & sew" method. Design and manufacturing
                                are mostly carried out in Israel, in Jordan and
                                in Asia-Pacific, and finished goods are mostly
                                sold in the USA and Europe.

          The Company's two business segments are carried out in a number of principle geographic areas in the world. In Israel, where the Company and its subsidiaries Hi-Tex and Macro are located, the design, development, manufacturing and sale activities of intimate apparel, active wear and swimwear are carried out. In the subsidiaries Tefron
          USA and Tefron UK marketing and sale activities are carried out.

          Management monitors the operating results of its business units separately for the purpose of making decisions about resource allocation and performance assessment.

          Group financing (including financial expenses and financial income)
          and taxes on income are managed on a group basis and are not allocated to segments.

                                     F - 14

                                                                     TEFRON LTD.
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 6:- OPERATING SEGMENTS (CONT.)

     b.   Reporting on operating segments:

                                     THREE MONTHS ENDED MARCH 31, 2009
                                  ----------------------------------------
                                   SEAMLESS      CUT & SEW        TOTAL
                                  ----------     ----------     ----------
                                                 UNAUDITED
                                  ----------------------------------------
                                           DOLLARS IN THOUSANDS
                                  ----------------------------------------

External revenues                     21,651         25,334         46,985
                                  ==========     ==========     ==========

Segment results                       (1,067)           734           (333)
                                  ==========     ==========     ==========

Financial income, net                                                  494
                                                                ==========

Taxes on income                                                        (16)
                                                                ==========

Net Income                                                             145
                                                                ==========

Segment assets                        85,316         43,911        129,227
                                  ==========     ==========     ==========

Segment liabilities                   31,711         33,823         65,534
                                  ==========     ==========     ==========

Capital expenditure                      184             74            258
                                  ==========     ==========     ==========

Depreciation and amortization          1,666            547          2,213
                                  ==========     ==========     ==========

                                      THREE MONTHS ENDED MARCH 31, 2008
                                  ----------------------------------------
                                   SEAMLESS      CUT & SEW        TOTAL
                                  ----------     ----------     ----------
                                                 UNAUDITED
                                  ----------------------------------------
                                           DOLLARS IN THOUSANDS
                                  ----------------------------------------

External revenues                     19,232         31,710         50,942
                                  ==========     ==========     ==========

Segment results                       (2,275)         2,578            303
                                  ==========     ==========     ==========

Financial expenses, net                                             (1,181)
                                                                ==========

Tax benefit                                                            308
                                                                ==========

Loss                                                                  (570)
                                                                ==========

Segment assets                       105,605         56,145        161,750
                                  ==========     ==========     ==========

Segment liabilities                   40,333         33,549         73,882
                                  ==========     ==========     ==========

Capital expenditure                      887            553          1,440
                                  ==========     ==========     ==========

Depreciation and amortization          1,608            559          2,167
                                  ==========     ==========     ==========

                                     F - 15

                                                                     TEFRON LTD.
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 6:- OPERATING SEGMENTS (CONT.)

     b.   Reporting on operating segments: (Cont.)

                                        YEAR ENDED DECEMBER 31, 2008
                                  ----------------------------------------
                                   SEAMLESS      CUT & SEW         TOTAL
                                  ----------     ----------     ----------
                                                 UNAUDITED
                                  ----------------------------------------
                                           DOLLARS IN THOUSANDS
                                  ----------------------------------------

External revenues                     86,265         87,564        173,829
                                  ==========     ==========     ==========

Segment results                      (15,804)        (3,424)       (19,228)
                                  ==========     ==========     ==========

Financial expenses, net                                             (3,028)
                                                                ==========

Tax benefit                                                          4,677
                                                                ==========

Loss                                                               (17,579)
                                                                ==========

Segment assets                        99,012         32,720        131,732
                                  ==========     ==========     ==========

Segment liabilities                   40,721         27,266         67,987
                                  ==========     ==========     ==========

Capital expenditure                    2,497            877          3,374
                                  ==========     ==========     ==========

Depreciation and amortization          6,833          2,092          8,925
                                  ==========     ==========     ==========

NOTE 7: - EVENTS SUBSEQUENT TO THE BALANCE SHEET DATE

     a.   CHANGES IN THE TAX RATES APPLICABLE TO THE GROUP

          In furtherance to the matter discussed in Note 17b to the annual financial statements, in July 2009, the Israeli Parliament (the
          Knesset) passed the Economic Efficiency Law (Amended Legislation for
          Implementing the Economic Plan for 2009 and 2010), 2009, which prescribes, among other things, an additional gradual reduction in the
          Israeli corporate tax rate and real capital gains tax rate starting from 2011 to the following tax rates: 2011 - 24%, 2012 - 23%, 2013 -
          22%, 2014 - 21%, 2015 - 20%, 2016 and thereafter - 18%.

          The Group is examining the effect of said change on its deferred tax balances.

                                     F - 16

                                                                     TEFRON LTD.
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 7: - EVENTS SUBSEQUENT TO THE BALANCE SHEET DATE (CONT.)

     b.   NEGOTIATIONS TO ESTABLISH A JOINT VENTURE IN EGYPT

          The Company is currently in advanced negotiations with third parties to establish a joint venture in Egypt to manufacture products designated for its customers. The joint venture would be established through an Egyptian company, in which the Company would hold a 50%
          interest and the remaining interests would be held by three other partners. There is no guarantee that the joint venture will be established or that the negotiations will lead to a binding agreement for the establishment of the joint venture.

     c.   CHANGE IN THE EMPLOYMENT CONDITIONS OF A SENIOR EMPLOYEE IN A
          SUBSIDIARY

          On May 28, 2009, the Company's Board of Directors approved a change in the employment agreement with a senior employee in a subsidiary.
          Pursuant to this agreement, all of the options to purchase the shares of the subsidiary, which were granted to the employee on December 27,
          2007, were forfeited. In addition, the employee's salary conditions were updated.

          On July 7, 2009 this senior employee notified ceasing his connection with the Company. The Company assigned a substitute for his position since July 8, 2009.

                                     F - 17

                                   TEFRON LTD.

     PART II - BOARD OF DIRECTORS' REPORT ON THE STATE OF CORPORATE AFFAIRS

                              AS OF MARCH 31, 2009

PART II - BOARD OF DIRECTORS' REPORT ON THE STATE OF CORPORATE AFFAIRS

The Board of Directors is honoured to present the Board of Directors' Report of
Tefron Ltd. and its subsidiaries (hereinafter: "TEFRON" or "THE COMPANY") for the three-month period ended March 31, 2009 (hereinafter: "THE REPORTING
PERIOD"), in accordance with the Securities Regulations (Periodic and Immediate
Reports), 1970.

The Board of Directors' Report is attached to the Company's financial statements relating to the reporting period and has been prepared on the assumption that the Board of Directors' Report for the year ended December 31, 2008 is available to the reader.

The Company had originally published its financial statements for the first quarter of 2009 on May 31, 2009 ("the original publication date"). Subsequent to the original publication date, the Company has restated its financial statements as of March 31, 2009 so as to retrospectively reflect an inventory cut-off recording error in the books of a subsidiary. For further details, see Note 3 to the Company's financial statements as well as section 11 below.

1.   GENERAL

     The Company was incorporated in 1977 as a private company in Israel, and is a world leader in development, manufacturing, marketing and sale of intimate apparel, active wear and swimwear, sold all over the world. The
     Company's customers are companies that have market leading brands such as:
     Victoria's Secret, Nike, Target, Calvin Klein, GAP, lululemon, Patagonia,
     Reebok and other well-known brands in the USA and Europe.

     In 1997, the Company made an initial public offering of its shares on the
     NYSE, The Company became a public company and its shares were registered for trading on the NYSE. In September 2005, the Company registered its ordinary shares for trading on the Tel Aviv Stock Exchange (TASE), in addition to the trading on the NYSE.

     On December 22, 2008, the Company's ordinary shares were delisted from trading on the NYSE, due to a drop in the Company's market below $25 million. Shortly afterwards, the Company's shares began to be traded on the
     OTC(1). Accordingly, since March 1, 2009, the Company reports in accordance with Chapter F of the Securities Act, in addition to its reporting according to the reporting obligations pursuant to the U.S. Securities
     Exchange Act of 1934, referring to a Foreign Private Issuer whose securities are held by the public. Since the delisting of the Company's ordinary shares from trading on the NYSE, the Company is no longer subject to the directives of the NYSE, including with regard to reporting obligations.

     SUMMARY OF THE COMPANY'S CONSOLIDATED OPERATING RESULTS IN THE REPORTING
     PERIOD:

     The Company's sales in the reporting period amounted to $47.0 million, compared to $50.9 million in the corresponding quarter last year.

     The Company's consolidated operating loss in the reporting period amounted to $333 thousand, compared to consolidated operating income of $303 thousand in the corresponding quarter last year.

     The Company's consolidated net income in the reporting period amounted to
     $145 thousand, compared to a consolidated loss of $570 thousand in the corresponding quarter last year.

     The Company's cash flows used in operating activities amounted to $568 thousand, compared to cash flows used in operating activities amounted to
     $4.6 million in the corresponding quarter last year.

----------

(1)  The OTC is an electronic quoting system, which displays real time quotes, prices and trading volumes of securities traded over the counter, rather than on one of the US stock exchanges.

     BUSINESS ENVIRONMENT

     During 2008, a significant upheaval affected global financial markets, with the collapse of a number of the largest financial institutions in the USA and in other countries and of stock markets around the world. The economic and financial crisis was created following the crisis in the sub-prime mortgage market which started in the second half of 2007, and which engulfed other financial segments. The global financial and economic crisis, among other things, led to severe damage to global capital markets, significant declines and fluctuations on stock exchanges in Israel and around the world, and a worsening of the credit crunch that had arisen as a result of the sub-prime mortgage crisis. Following these events, various steps were taken by a number of countries and by the central banks, including the injection of funds into financial institutions and lowering interest rates. However, there is no certainty that these steps will halt the crisis or its deterioration. It appears that the direct economic implications of the crisis have yet to be exhausted, and there is still concern that the American and world economy will slip into recession.

     Alongside the global financial crisis described above, In the Israeli economy during the last two years an number of other developments, including substantial fluctuations in the exchange rates of the main foreign currencies versus the Shekel.

     The aforesaid developments and shocks in the markets are liable to have a prolonged and significant negative impact on the Company's operating results, financial position, liquidity, value of its assets and its ability to raise funds and the terms thereof.

     As of the date of the report, it appears that the direct economic implications of the said crisis have not yet been exhausted. The economic situation in target markets and the recession in these markets are liable to have an effect on the consumption habits of consumers in the Company's area of operations and their total consumption. The Company is taking steps to balance the allocation of the economic burden and commercial risk between it and its suppliers and customers by making requests vis-a-vis its suppliers to apply the terms of trade of the Company's commitments with them, which are similar to the terms of trade that the Company's customers require from it.

     To withstand the global recession, in late 2008 and the beginning of 2009, the Company formulated a plan of action including the upgrading of its production system by means of concentrating a number of production sites operating in Jordan to fewer enlarged sites, an improvement in the extent of utilization of the knitting capacity and a reduction in knitting costs, changes in the development processes (in order to address the production dictates already at the development stage), the integration of an advanced system of quality assurance with precise feedback to the manufacturing process, a reduction in time margins between the various manufacturing stages in favour of a shortening of the supply to customer time, a reduction in the level of wastage, a 15%-headcount reduction, and a 5%-15%
     deduction in payroll. The Company also decided on the expansion of marketing activities in Europe, and marketing to customers in the local market, and the opening of factory outlet stores in Israel, in order to expand its customer-base and their dispersal in the various markets, and as a part of the Company's strategy to increase its ability to make use of surpluses of finished products and raw materials.

     As of the date of this report, the Company has completed implementation of its efficiency plan. The Company estimates that the plan will result in significant savings in costs during 2009.

2.   ANALYSIS OF THE COMPANY'S FINANCIAL POSITION

     CURRENT ASSETS

     Company's current assets as of March 31, 2009 amounted to $62.3 million, compared to $62.5 million as of December 31, 2008.

     FIXED ASSETS AND INTANGIBLE ASSETS

     Fixed assets and intangible assets of the Company as of March 31, 2009 amounted to $64.5 million, compared to $66.5 million as of December 31,
     2008. The decrease of 2.9% in fixed assets and intangible assets is primarily attributable to quarterly depreciation expenses of $2.2 million.
     On the other hand, the Company invested a total of $0.2 million in fixed assets and intangible assets.

     CURRENT LIABILITIES

     Company's current liabilities as of March 31, 2009 amounted to $56.0 million, compared to $57.6 million as of December 31, 2008.

     Current liabilities as of March 31, 2009 and as of December 31, 2008 include long-term loans that were classified as short-term loans due to the following reasons:

     In respect of the loans taken by the Company from the banks, it is committed to complying with certain financial covenants (hereinafter: "the financial covenants"). Non-compliance with the financial covenants entitles the banks to make due for immediate repayment of the loans made to the
     Company. As of March 31, 2009 and as of December 31, 2008, as a result of the Company's losses, the Company did not comply with some of the financial covenants. Accordingly, the said loans were stated in the March 31, 2009 and December 31, 2008 financial statements under current liabilities. It should be clarified that, in March and August 2009, prior to the publication of the financial statements, the banks furnished the Company with waivers of their right to immediate repayment of the credit, as a result of non-compliance with the financial covenants. However, pursuant to the IFRS principles, the Company has classified those loans under current liabilities.

     NON-CURRENT LIABILITIES

     Company's non-current liabilities as of March 31, 2009 amounted to $9.5 million, compared to $10.4 million as of December 31, 2008. The decrease of
     8.1% is primarily attributable to a decrease of $0.7 million in employee benefit liabilities, net balance. The said decrease was primarily attributable to the strengthening of the US Dollar in relation to the
     Shekel and a reduction in the number of employees in the Company, in accordance with the efficiency plan outlined in paragraph 1 above.

     SHAREHOLDERS' EQUITY

     Shareholders' equity as of March 31, 2009 amounted $63.7 million, representing 49.3% of the total balance sheet, compared to $63.7 million, representing 48.4% of the total balance sheet as of December 31, 2008.

     The increase in the Shareholders' equity as of March 31, 2009 compared to
     December 31, 2008 is primarily attributable to the period's net income amounted $145 thousand.

3.   OPERATING INCOME (DEVELOPMENTS OF STATEMENTS OF INCOME ITEMS)

     CONDENSED CONSOLIDATES STATEMENTS OF INCOME FOR THE FIRST QUARTER OF 2009
     AND 2008 (USD IN THOUSANDS)

                                          THREE MONTHS ENDED MARCH 31,
                                           ------------------------
                                             2009            2008
                                           --------        --------

Sales                                      $ 46,985        $ 50,942

Cost of sales                                41,520          44,437
                                           --------        --------

Gross profit                                  5,465           6,505

Selling and marketing expenses                4,507           4,659

General and administrative expenses           1,291           1,543
                                           --------        --------

Operating income (loss)                        (333)            303

Financial expenses (income), net               (494)          1,181
                                           --------        --------

Income (loss) before taxes on income            161            (878)

Taxes on income (tax benefit)                    16            (308)
                                           --------        --------

Net income (loss)                          $    145        $   (570)
                                           ========        ========

     ANALYSIS OF THE RESULTS FOR THE THREE MONTHS ENDED MARCH 31, 2009 COMPARED
     TO THE CORRESPONDING QUARTER IN THE PREVIOUS YEAR:

     SALES of the Group in the first quarter of 2009 amounted to $47.0 million, compared to US$ 50.9 in the first quarter of 2008, a reduction of 7.8%. The decrease in sales is attributable to a decline in sales of intimate apparel and active wear, mostly derived from the global economic slowdown. This decrease was partly offset by an increase in sales of swimwear.

     THE DEVELOPMENT OF SALES FOR THE FIRST QUARTER IN 2009 AND 2008, DIVIDED
     INTO ACCOUNTING SEGMENTS AND PRODUCT LINES ARE AS FOLLOWS:

                                                        SALES
                       -----------------------------------------------------------------------
                                            THREE MONTHS ENDED MARCH 31,
                       -----------------------------------------------------------------------
                                     2009                                   2008
                       --------------------------------       --------------------------------
                                                 (US$ IN THOUSANDS)
                     CUT & SEW     SEAMLESS      TOTAL      CUT & SEW     SEAMLESS       TOTAL
                       ------       ------       ------       ------       ------       ------

Intimate apparel        4,836       15,181       20,017       10,323       12,603       22,926

Active wear             2,273        6,470        8,743        6,315        6,629       12,944

Swimwear               18,225            -       18,225       15,072            -       15,072
                       ------       ------       ------       ------       ------       ------
TOTAL                  25,334       21,651       46,985       31,710       19,232       50,942

     COST OF SALES - Cost of sales in the first quarter of 2009 amounted to
     $41.5 million (88.4% of sales), compared to $44.4 million (87.2% of sales)
     in the first quarter of 2008.

     The reduction in the cost of sales in the first quarter of 2009 was primarily attributable to the strengthening of the US Dollar in relation to the Shekel and from the start of implementation of the efficiency plan, as noted in paragraph 1 above.

     GROSS PROFIT - The gross profit in the first quarter of 2009 amounted $5.5 million (11.6% of sales), compared to $6.5 million (12.8% of sales) in the first quarter of 2008.

     SELLING AND MARKETING EXPENSES - Selling and marketing expenses in the first quarter of 2009 amounted to $4.5 million compared to $4.7 million in the first quarter of 2008. The decrease of 3.2% was primarily attributable to a decline in sales during in the quarter.

     GENERAL AND ADMINISTRATIVE EXPENSES - General and administrative expenses in the first quarter of 2009 amounted to $1.3 million compared to $1.5 million in the first quarter of 2008. The reduction of 16.3% in general and administrative expenses was primarily attributable to a strengthening of the US Dollar in relation to the Shekel.

     OPERATING INCOME (LOSS) - The operating loss in the first quarter of 2009 amounted to $0.3 million compared to an operating income, $0.3 million
     (0.6% of sales) in the first quarter of 2008.

     FINANCIAL INCOME (EXPENSES), NET - Financial income, net for the first quarter of 2009 amounted to $0.5 million, compared to financial expenses, net of $1.2 million in the first quarter of 2008. The transition from financial expenses to financial income derived from: (1) the substantial appreciation of the US Dollar versus the Shekel, (2) a sharp decrease on the rate of LIBOR interest on long-term loans, net and (3) an offset of financial costs as a result of an increase in short-term credit and losses in respect of foreign currency exchange rate hedging transactions entered into by the Company.

     TAXES ON INCOME - During the first quarter of 2009, the Company recorded tax expenses of $16 thousand, compared to a tax benefit of $308 thousand in the first quarter of 2008. The transition from a tax benefit to tax expenses derived from the transition from a pre-tax loss of $878 thousand in the first quarter of 2008 to pre-tax income of $161 thousand in the first quarter of 2009.

     NET INCOME ATTRIBUTABLE TO THE COMPANY'S SHAREHOLDERS - Net income attributable to the Company's shareholders amounted to $145 thousand in the first quarter of 2009, compared to a loss of $570 thousand in the first quarter of 2008. The diluted earning per share was $0.1 in the first quarter of 2009, compared to a diluted loss per share of $0.3 in the first quarter of 2008.

4.   LIQUIDITY

     CASH FLOWS USED IN OPERATING ACTIVITIES for the first quarter of 2009 amounted to $0.6 million, compared to cash flows used in operating activities in the first quarter of 2008 amounted to $4.6 million. The improvement in cash flows from operating activities in the first quarter of
     2009 was mainly due to a decrease in its working capital.

     CASH FLOWS USED IN INVESTING ACTIVITIES for the first quarter of 2009 amounted to $0.2 million, compared to cash flows provided by investing activities amounted to $4.3 million in the first quarter of 2008. The cash investments in fixed assets and intangible assets, net, amounted to $0.2 million in the first quarter of 2009, compared to $1.4 million in the first quarter of 2008. The positive cash flow from investing activities in the first quarter of 2008 derived mainly due to the sale of marketable securities and the repayment of deposits, which were used mainly for financing the Company's operating activities.

     CASH FLOWS USED IN FINANCING ACTIVITIES for the first quarter of 2009 amounted to $0.5 million, compared to $0.7 million in the first quarter of
     2008. The change in cash flows derived mainly due to an increase in short-term bank credit amounted $491 thousand.

     The balance of cash and cash equivalents as of March 31, 2009 amounted to
     $0.2 million, compared to $1.6 million as of December 31, 2008.

     The balance of short-term bank credit, net of current maturities, amounted to $9.8 million as of March 31, 2009, compared to $9.3 million as of
     December 31, 2008.

     The balance of long-term loans as of March 31, 2009 amounted to $14.4 million, compared to $15.5 million as of December 31, 2008. The balance of long-term loans as of March 31, 2009 and as of December 31, 2008 includes current maturities of $4.2 million. For further details regarding the developments of current liabilities and long-term liabilities, see section
     2 above.

     In March 2009, the Company received from all the lending banks waivers regarding the breach of financial covenants in its financial statements as of December 31, 2008. In August 2009, the Company received from all the lending banks waivers regarding the breach of financial covenants of EBITDA until September 30, 2010.

     As of March 31, 2009, the Company's credit lines were $35 million. Of the credit lines, as of March 31, 2009, $27 million had been utilized, through loans and the utilization of lines.

5.   FINANCING SOURCES

     In the first quarter of 2009, the Company financed its operations using shareholders' equity, supplier credit and bank credit.

6.   MATERIAL INFORMATION WITH REGARD TO DESCRIPTION OF CORPORATE BUSINESS

     In addition to material events during the reporting period described above, the following events have occurred in the Company:

     6.1  On January 20, 2009, a special General Meeting approved a reverse split of Company's ordinary share capital, such that each 10 ordinary shares of NIS 1 par value each would be converted into one ordinary share of NIS 10 par value. The effective date for this reverse split was January 22, 2009, the trading start date on the Tel Aviv Stock
          Exchange. Furthermore, the General Meeting of shareholders approved an increase in the Company's authorized share capital, from 4,999,550 shares of NIS 10 par value each to 6,999,550 shares of NIS 10 par value each. The authorized share capital of the Company as of the date of the report, after implementing the reverse split, includes
          6,995,550 shares of NIS 10 par value each.

     6.2  In order to improve the Company's management, its operation and improvement in its conduct towards its customers and suppliers, the
          Group centralized in January 2009 all of its active wear and intimate apparel activity in Hi-Tex founded by Tefron Ltd. (hereinafter:
          "Hi-Tex"), a subsidiary of the Company, and left the swimwear activity in Macro Clothing Ltd. (hereinafter: "Macro "). For this purpose,
          Tefron transferred most of its assets to Hi-Tex against an allocation of additional shares in Hi-Tex and in an exempt transaction, pursuant to Section 104 of the Income Tax Ordinance. Since January 2009, the
          commitments of all the Company's customers and most of its suppliers in connection with intimate apparel and active wear is with Hi-Tex only, compared to the previous position, when suppliers and customers were required to enter into separate commitments both with Tefron and with Hi-Tex. As of the date of this report, Tefron manages the activities of Hi-Tex, Macro and the rest of the group's companies, with most of the assets and liabilities being held by Hi-Tex and
          Macro, all of whose ordinary shares are owned by Tefron.

     6.3  Following the Company's financial results, inter alia, due to the global economic crisis and its implications, in February 2009, the
          Company decided on the implementation of a comprehensive efficiency plan. As a part of this, the Company decided on the enhancement if its production arrangement by means of concentrating a number of production sites operating in Jordan to fewer enlarged sites, an improvement in the extent of utilization of the knitting capacity and a reduction in knitting costs, changes in the development processes
          (in order to address the production dictates already at the development stage), the integration of an advanced system of quality assurance with precise feedback to the manufacturing process, a reduction in time margins between the various manufacturing stages in favour of a shortening of the supply to customer time, a reduction in the level of wastage and a 15%-headcount reduction in the Company. The
          Company also decided on the expansion of marketing activities in
          Europe, and marketing to customers in the local market, and the opening of factory outlet stores in Israel in order to expand its customer-base and their dispersal in the various markets and as a part of the Company's strategy to increase its ability to make use of surpluses of finished products and raw materials. At the end of 2008, the Company transferred all of its dyeing operation to sub-contractors with whom the Company had a long experience and an intensive long-term commercial relationship. As of the date of this report, the Company had completed the implementation of most of the efficiency plan. The
          Company estimates that the plan will result in significant savings in costs during 2009.

7.   EVENTS SUBSEQUENT TO THE BALANCE SHEET DATE

     7.1  Changes in the tax rates applicable to the Group

          In furtherance to the matter discussed in Note 17b to the annual financial statements, in July 2009, the Israeli Parliament (the
          Knesset) passed the Economic Efficiency Law (Amended Legislation for
          Implementing the Economic Plan for 2009 and 2010), 2009, which prescribes, among other things, an additional gradual reduction in the
          Israeli corporate tax rate and real capital gains tax rate starting from 2011 to the following tax rates: 2011 - 24%, 2012 - 23%, 2013 -
          22%, 2014 - 21%, 2015 - 20%, 2016 and thereafter - 18%.

     7.2  Change in the employment conditions of a senior employee in a subsidiary

          On May 28, 2009, the Company's Board of Directors approved a change in the employment agreement with a senior employee in a subsidiary.
          Pursuant to this agreement, all of the options to purchase the shares of the subsidiary, which were granted to the employee on December 27,
          2007, were forfeited. In addition, the employee's salary conditions were updated.

          On July 7, 2009 this senior employee notified ceasing his connection with the Company. The Company assigned a substitute for his position since July 8, 2009.

     7.3  Negotiations to establish a joint venture in Egypt

          The Company is currently in advanced negotiations with third parties to establish a joint venture in Egypt to manufacture products designated for its customers. The joint venture would be established through an Egyptian company, in which the Company would hold a 50%
          interest and the remaining interests would be held by three other partners. There is no guarantee that the joint venture will be established or that the negotiations will lead to a binding agreement for the establishment of the joint venture.

     7.4  Senior officer who has ceased to serve in office

          On June 22, 2009, Mr. Micha Korman, a director of the Company, submitted his resignation. The circumstances of his resignation were the director's claims with regard to the manner of conduct of officers of the Company and the engagement between them and the Board of
          Directors of the Company. Further to his resignation notice, the
          Company announced that due to the claims which had been made by Mr.
          Korman, the Company had set up, on May 28, 2009, a Commission of
          Inquiry in order to examine these claims. The Commission comprises five directors of the Company (including all of the members of the
          Company's Audit Committee, with the exception of Mr. Korman) and also the Company's external legal advisor. As of the date of this report, the Commission's work has not yet been completed, nevertheless, it shall be noted that after a clarification made by the Commission, it has been found, with regard to certain claims which had been made by
          Mr. Korman, that it is not necessary to change the Company's way of action, and Mr. Korman's consent has also been granted to this conclusion of the Commission. Upon completion of the Commission of
          Inquiry, its findings shall be published, by way of an immediate report.

8.   EXPOSURE TO MARKET RISKS AND THE WAYS OF MANAGING THEM

     8.1  OFFICER IN CHARGE OF MARKET RISKS IN THE COMPANY

          The management of market risks in the Company is conducted according to the risk management policy determined by the Company's Board of
          Directors. The officer in charge of market risks in the Company, as of the date of the report, is Mr. Eran Rotem, the Company's Chief
          Financial Officer.

     8.2  DESCRIPTION OF MARKET RISKS TO WHICH THE COMPANY IS EXPOSED

          In its activities, the Group is exposed to a number of market risks, including: fluctuations in exchange rates, changes in the cost of raw materials and transhipment costs (mainly as a result of the effect of increases in the price of fuel on transhipment costs), changes in the
          US Dollar interest rate, a slowdown in global markets and the level of economic stability of its business partners, customers and suppliers.
          For the impact of the crisis currently affecting world markets, see section 1 to this chapter.

     8.3  RISKS OF CHANGES IN EXCHANGE RATES

          Most of the Company's sales are denominated in US Dollars. An additional substantial part of the sales are denominated in Euros, while a significant part of its salary expenses and costs of raw materials purchase are in Shekels. Because most of the Company's revenues are in foreign currency, while a significant proportion of its liabilities are in Shekels, the Company is exposed to changes in the exchange rate of the Shekel versus the US Dollar. This exposure includes economic exposure (with regard to the surplus of receipts over payments in foreign currency or linked to it) and an accounting exposure (with regard to a surplus of Dollar-linked assets over liabilities). From time to time, the Company examines the feasibility of purchasing hedges in respect of these exposures. The Company has entered into hedging transactions, in respect of the weakness of the
          US Dollar versus the Shekel, in the amount of $16 million in respect of salary expenses and the purchase of raw materials which will be paid in Shekels at the last nine months of 2009, and entered into hedging transactions in respect of the weakness of the Euro versus the
          US Dollar, in the total of (euro)2.5 million in respect of the proceeds from sales of Euros, which were received in the first quarter of 2009. In addition, the Company is taking steps to increase its sales in Europe and Israel, which, inter alia, will balance the arrangement of receipts so as to reduce the level of risk in this area.

     8.4  INTEREST RISK

          The Group is exposed to risk for changes in market interest of long-term and short-term loans received bearing variable interest
          (linked to LIBOR interest and prime based interests). The balance of the Company's long-term loans as of March 31, 2009 was $14.4 million.
          The balance of the Company's credit lines including short-term credit amounted to $20 million as of March 31, 2009. In addition, a subordinated note was issued to the Company bearing variable interest
          (linked to LIBOR).

          The three-months Dollar LIBOR interest was significantly decreased from the end of 2008 to the reports publishing date, a tendency, that if continues, would cause a decrease in the Company's financial expenses. On the other hand, in the last months, the bank credit price was increased, which might cause an increase in the Company's financial expenses.

     8.5  CREDIT RISK

          The Company has no significant concentrations of credit risk. Credit risk is liable to be created from the exposures of commitments in a number of financial instruments with one entity or as a result of contracting with a group of debtors with similar economic
          characteristics, whose ability to fulfil their obligations is expected to be affected similarly under economic or other changes in conditions. The Group's sales are mainly from customers in the United
          States and Europe. In the first quarter of 2009, 35.6% of the
          Company's sales were to its two largest customers. An adverse change in the credit days of one of these two customers would be likely to have a material impact on the Company's liquidity level. The Company regularly monitors the debts of its customers and is taking steps to expand its customer basis, in order to reduce the credit risk, as far possible.

     8.6  COMPANY POLICY IN THE MANAGEMENT OF MARKET RISK

          Risk management is carried out by the Company in accordance with policy approved by the Board of Directors. The Board of Directors determines principles for risk management, similar to the specific policy for certain exposures to risks.

          The Company regularly monitors the exposures created by changes in exchange rates and interests. As of the date of this report, the
          Company is investing in financial instruments, including hedging transactions (versus exposure to foreign currency, etc.).

     8.7  MEANS OF SUPERVISION AND REALIZATION OF THE POLICY

          As of the date of the report, Mr. Eran Rotem, the Company's Chief
          Financial Officer, is responsible for conducting the policy delineated by the Company's Board of Directors. From time to time, at meetings of the Board of Directors and its committees, discussions are held on matters concerning market risk, or alternatively, if an unusual event occurs, discussions are held regarding the balance sheet and cash flow exposure. The Board of Directors periodically considers the need for taking financial measures in order to reduce risks of exposure.

                                       10

     8.8  LINKAGE BASIS REPORT

          The linkage terms of monetary balances from the Company's balance sheet as of March 31, 2009 and as of December 31, 2008 are as follows:

                                                                  AS OF MARCH 31, 2009
                                   --------------------------------------------------------------------------------
                                                                               IN OTHER    NON-MONETARY
                                 IN DOLLARS        IN NIS        IN EUROS     CURRENCIES      BALANCES       TOTAL
                                   -------        -------        -------        -------       -------       -------
                                                                     US$ IN THOUSANDS
                                   --------------------------------------------------------------------------------

ASSETS

Cash and cash equivalents              221              -              -              -             -           221

Short-term investments               1,149              -              -              -             -         1,149

Trade receivables                   24,545          2,730          2,334            986             -        30,595

Other accounts receivable            4,027            251             11             23             -         4,312

Inventories                              -              -              -              -        26,026        26,026

Subordinated note                    2,400              -              -              -             -         2,400

Fixed and intangible assets              -              -              -              -        64,534        64,534
                                   -------        -------        -------        -------       -------       -------

Total assets                        32,332          2,981          2,345          1,009        90,560       129,227
                                   =======        =======        =======        =======       =======       =======

LIABILITIES

Short-term bank credit              23,582            750            (70)             -             -        24,262

Trade payables                      10,272         13,208          1,285              4             -        24,769

Other accounts payable               1,230          5,740              -              -             -         6,970

Loans from banks                    10,297              -              -              -             -        10,297

Employee benefit liabilities             -              -              -              -         1,413         1,413

Long-term accounts payable -
   institutions                          -          1,432              -              -             -         1,432

Deferred taxes, net                  6,688              -              -              -             -         6,688
                                   -------        -------        -------        -------       -------       -------

Total liabilities                   41,772         23,130          1,215              4         1,413        65,534
                                   =======        =======        =======        =======       =======       =======

Excess assets over
   liabilities                      (9,440)       (18,149)         1,130          1,005        89,147        63,693
                                   =======        =======        =======        =======       =======       =======

                                       11

                                                               AS OF DECEMBER 31, 2008
                                   --------------------------------------------------------------------------------
                                                                                IN OTHER    NON-MONETARY
                                 IN DOLLARS       IN NIS        IN EUROS       CURRENCIES    BALANCES        TOTAL
                                   -------        -------        -------        -------       -------       -------
                                                                   US$ IN THOUSANDS
                                   --------------------------------------------------------------------------------

ASSETS

Cash and cash equivalents            1,278             27            259              2             -         1,566

Short-term investments                 847              -              -              -             -           847

Trade receivables                   21,000          1,118          1,144            184             -        23,446

Other accounts receivable            2,431          2,089             38              -             -         4,558

Inventories                              -              -              -              -        32,125        32,125

Subordinated note                    2,700              -              -              -             -         2,700

Fixed and intangible assets              -              -              -              -        66,490        66,490
                                   -------        -------        -------        -------       -------       -------

Total assets                        28,256          3,234          1,441            186        98,615       131,732
                                   =======        =======        =======        =======       =======       =======

LIABILITIES

Short-term bank credit              23,441          1,368              -              -             -        24,809

Trade payables                      13,975          9,190          1,991             11             -        25,167

Other accounts payable               4,432          3,204              -              -             -         7,636

Employee benefit liabilities             -              -              -              -         2,169         2,169

Long-term accounts payable -
   institutions                          -          1,309              -              -             -         1,309

Deferred taxes, net                  6,897              -              -              -             -         6,897
                                   -------        -------        -------        -------       -------       -------

Total liabilities                   48,745         15,071          1,991             11         2,169        67,987
                                   =======        =======        =======        =======       =======       =======

Excess assets over
   liabilities                     (20,489)       (11,837)          (550)           175        96,446        63,745
                                   =======        =======        =======        =======       =======       =======

                                       12

     8.9  SENSITIVITY ANALYSIS

          Reporting is mainly quantitative, but if necessary can be qualitative.
          Reporting includes sensitivity analysis to the fair value of the recognized components. As part of the sensitivity analysis, an examination was made of the impact of the change in the market prices of the fair value of the said components. As part of the sensitivity analysis, tests were conducted - as a result of changes, up and down, of certain percentages of market prices. Items exposes to various risks (for example: exchange rate and interest) were presented a number of times for the purpose of the sensitivity tests separately for each risk.

          All sensitivity analysis has been conducted with regard to fair value of financial instruments as of March 31, 2009 and December 31, 2008, and includes financial instruments with material sensitivity to changes in the applicable factors

          SENSITIVITY ANALYSIS AS OF MARCH 31, 2009 IS AS FOLLOWS:

          SENSITIVITY TO CHANGES IN THE EXCHANGE RATE OF THE DOLLAR/NIS:

---------------------------------       ----------------------        -------        ----------------------
                                       GAIN (LOSS) FROM CHANGES                         GAIN (LOSS) FROM
                                            IN FAIR VALUE            FAIR VALUE      CHANGES IN FAIR VALUE
---------------------------------       ----------------------        -------        ----------------------
                                           5%            1%                            (1)%          (5)%
---------------------------------       -------        -------        -------        -------        -------
                                        NIS 4.40 =    NIS 4.23 =     NIS 4.19 =    NIS 4.15 =     NIS 3.98 =
Anticipated exchange rate                 $ 1            $ 1             $ 1           $ 1           $ 1
---------------------------------       -------        -------        -------        -------        -------
                                                                 $ in thousands
---------------------------------       -------        -------        -------        -------        -------
Trade receivables                          (137)           (27)         2,730             27            137
---------------------------------       -------        -------        -------        -------        -------
Other accounts receivable                   (13)            (3)           251              3             13
---------------------------------       -------        -------        -------        -------        -------
Short-term bank credit                       38              8           (750)            (8)           (38)
---------------------------------       -------        -------        -------        -------        -------
Trade payables                              660            132        (13,208)          (132)          (660)
---------------------------------       -------        -------        -------        -------        -------
Other accounts payable                      287             57         (5,740)           (57)          (287)
---------------------------------       -------        -------        -------        -------        -------
Long-term accounts payable -
   institutions                              72             14         (1,432)           (14)           (72)
---------------------------------       -------        -------        -------        -------        -------
TOTAL                                       907            181        (18,149)          (181)          (907)
---------------------------------       -------        -------        -------        -------        -------

                                       13

          SENSITIVITY TO CHANGES IN DOLLAR LIBOR INTEREST RATES FOR 3 MONTHS

          The calculation below relates to the cash flow exposures and not to changes in fair value in respect of long-term loans totalling $14,448 thousand and subordinated note totalling $3,000 thousand.

--------------------------------- ------------------------- ------------- -------------------------
                                      GAIN (LOSS) FROM                        GAIN (LOSS) FROM
                                   CHANGES IN FAIR VALUE     FAIR VALUE     CHANGES IN FAIR VALUE
--------------------------------- ------------------------- ------------- -------------------------
                                      1%          0.5%                       (0.5)%         (1)%
--------------------------------- ------------ ------------ ------------- ------------ ------------
Expected interest rate                   2.192%       1.692%        1.192%       0.692%       0.192%
--------------------------------- ------------ ------------ ------------- ------------ ------------
                                      US$ in thousands                        US$ in thousands
--------------------------------- ------------------------- ------------- -------------------------
Long-term loans                           (255)        (127)                       127          255
--------------------------------- ------------ ------------ ------------- ------------ ------------
Subordinated note                           80           40                        (40)         (80)
--------------------------------- ------------ ------------ ------------- ------------ ------------
TOTAL                                     (175)         (87)                        87          175
--------------------------------- ------------ ------------ ------------- ------------ ------------

          SENSITIVITY ANALYSIS AS OF DECEMBER 31, 2008 IS AS FOLLOWS:

          Sensitivity to changes in the exchange rate of the Dollar/NIS:

---------------------------------       ----------------------        -------        ----------------------
                                       GAIN (LOSS) FROM CHANGES                         GAIN (LOSS) FROM
                                            IN FAIR VALUE           FAIR VALUE        CHANGES IN FAIR VALUE
---------------------------------       ----------------------        -------        ----------------------
                                           5%            1%                            (1)%           (5)%
---------------------------------       -------        -------        -------        -------        -------
Anticipated exchange rate              NIS 3.99 =     NIS 3.84 =     NIS 3.80 =     NIS 3.76 =     NIS 3.61 =
                                          $ 1            $ 1            $ 1            $ 1            $ 1
---------------------------------       -------        -------        -------        -------        -------
                                                                  $ in thousands
---------------------------------       -------        -------        -------        -------        -------
Cash and cash equivalents                    (1)             -             27              -              1
---------------------------------       -------        -------        -------        -------        -------
Trade receivables                           (56)           (11)         1,118             11             56
---------------------------------       -------        -------        -------        -------        -------
Other accounts receivable                  (104)           (21)         2,089             21            104
---------------------------------       -------        -------        -------        -------        -------
Short-term bank credit                       68             14         (1,368)           (14)           (68)
---------------------------------       -------        -------        -------        -------        -------
Trade payables                              460             92         (9,190)           (92)          (460)
---------------------------------       -------        -------        -------        -------        -------
Other accounts payable                      160             32         (3,204)           (32)          (160)
---------------------------------       -------        -------        -------        -------        -------
Long-term accounts payable -
   institutions                              65             13         (1,309)           (13)           (65)
---------------------------------       -------        -------        -------        -------        -------
TOTAL                                       592            119        (11,837)          (119)          (592)
---------------------------------       -------        -------        -------        -------        -------

                                       14

          SENSITIVITY TO CHANGES IN DOLLAR LIBOR INTEREST RATES FOR 3 MONTHS

          The calculation below relates to the cash flow exposures and not to changes in the fair value in respect of long-term loans totalling
          $15,486 thousand and subordinated note totalling $3,000 thousand.

--------------------------------- ------------------------- ------------- -------------------------
                                      GAIN (LOSS) FROM                        GAIN (LOSS) FROM
                                   CHANGES IN FAIR VALUE     FAIR VALUE     CHANGES IN FAIR VALUE
--------------------------------- ------------------------- ------------- -------------------------
                                      1%           0.5%                       (0.5)%        (1)%
--------------------------------- ------------ ------------ ------------- ------------ ------------
Expected interest rate                   2.425%       1.925%        1.425%       0.925%       0.425%
--------------------------------- ------------ ------------ ------------- ------------ ------------
                                      US$ in thousands                        US$ in thousands
--------------------------------- ------------------------- ------------- -------------------------
Long-term loans                           (297)        (149)                       149          297
--------------------------------- ------------ ------------ ------------- ------------ ------------
Subordinated note                           80           40                        (40)         (80)
--------------------------------- ------------ ------------ ------------- ------------ ------------
TOTAL                                     (217)        (109)                       109          217
--------------------------------- ------------ ------------ ------------- ------------ ------------

10.  PROCESS OF APPROVING THE INTERIM AND ANNUAL FINANCIAL STATEMENTS

     The Company's Board of Directors is the organ which discusses the interim and annual financial statements, and approves them after the balance sheet committee, convened at a date prior to the Board of Directors meeting on the matter, has examined the draft financial statements draft together with the management of the Company and the independent auditor and has given the recommendation on the matter.

     Composition of the balance sheet committee is as follows:

     NAME                            OFFICE
     ------------------------------- ------------------------------
     Yaakov Elinav                   Independent director
     ------------------------------- ------------------------------
     Eli Admoni                      Independent director
     ------------------------------- ------------------------------
     Shirith Kasher                  Director
     ------------------------------- ------------------------------
     Micha Korman (*)                Director
     ------------------------------- ------------------------------
     Avi Zigelman                    Director
     ------------------------------- ------------------------------

     (*) Mr. Micha Korman resigned from the Company's board of directors on June
     22, 2009. The Company published an immediate report on that date, number
     u094.

     The professional material presented for discussion in the balance sheet committee and in the meeting of the Board of Directors, including the financial statements, is sent to the members of the committee and to the members of the Board of Directors a reasonable time before the convening of the meetings. The members of the Board of Directors, if they see fit, may raise questions and clarifications to the Company's Chief Financial Officer and/or the Company's Chief Executive Officer.

     During the meetings of the balance sheet committee and the Board of
     Directors, the Chief Financial Officer reviews the main points of the financial statements and the main issues in the financial reporting as discussed in the audit committee.

     In the meetings of the Board of Directors and the balance sheet committee in which the interim and annual financial statements are discussed, the independent auditor of the Company is invited and is present, who reviews the main issues that arose during the review of the financial statements or the audit of the financial statements, as applicable, and he is available to the members of the balance sheet committee and the Board of Directors on any query and clarification with respect to the financial statements prior to their approval.

                                       15

     On August 20, 2009, a meeting of the balance sheet committee was held, in which the financial statements for the period ended March 31, 2009 were discussed, following the restatement. The following members of the balance sheet committee took part: Yaakov Elinav, Eli Admoni, Shirith Kasher and
     Avi Zigelman.

11.  EXPLANATION TO THE DRAWING ATTENTION IN THE AUDITORS' REVIEW REPORT

     The Company's CPAs, in their review report, have drawn attention to Note 3 to the financial statements with regard to restatement of the financial statements for the three months ended March 31, 2009, so as to retrospectively reflect the impact of a cut-off error in recording expenses for goods purchased by a subsidiary. The subsidiary, Macro Clothing Ltd., did not align the recording of expenses for goods purchased to the period in which they were sold during the reporting period. The error has been retrospectively corrected in these financial statements. The correction made to these financial statements consists of an additional expense for purchase of goods amounting to $653 thousand.

--------------------------------              ----------------------------------
         ADI LIVNEH                                      YAAKOV GELBARD,
   CHIEF EXECUTIVE OFFICER                    CHAIRMAN OF THE BOARD OF DIRECTORS

                          MISGAV, AUGUST 20, 2009

                                       16